Exhibit 99.6

CERTIFICATE OF QUALIFIED PERSON

I, Marcelo del Giudice, FAusIMM, am working as a Principal Metallurgist for RPM Global, of 8º floor,330 St Antonio de Albuquerque, Belo Horizonte, MG - Brazil. This certificate applies to the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am a Fellow Member of the Australasian Institute of Mining and Metallurgy (“FAusIMM”).

2.

I am a professional metallurgist having graduated with an undergraduate degree of Bachelor of Science (Metallurgical Engineering) from the Minas Gerais Federal University in 2009. I obtained a Master of Science degree in Chemical Engineering in 2014 from the University of São Paulo.

3.	I have been continuously and actively engaged in the mineral processing, project development, and operation of mineral projects since graduation from university.

4.	I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”).

5.	I visited the Carangas Gold-Silver Project site between 30 October and November 2, 2023.

6.	I am the author of this report and responsible for Sections 17, 18 (with the exception of 18.8), 19, 21,and 22, and partially for Sections 1, 2, 3, 25, and 26.

7.	I have had no prior involvement with the properties that are the subject of the Technical Report.

8.

To the best of my knowledge, information and belief, the Technical Report contains all the scientific and technical information that is required to be disclosed to make the Technical Report not misleading as of the effective date of the report, 25 August 2023.

9.	I am independent of New Pacific Metals Corp. in accordance with the application of Section 1.5 of NI 43-101.

10.	I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website and accessible by the public, of the Technical Report.

Dated Nov 15th, 2024

Original signed and sealed by

Marcelo del Giudice, FAusIMM